DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP
747 Third Avenue
New York, NY 10017
Tel (212) 759-3300	Fax (212) 753-7673

SONIA LOW
DIRECT DIAL: 212-508-9317
E-MAIL: low@dssvlaw.com

December 19, 2007

VIA EDGAR

John Stickel, Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Nevada Gold & Casinos, Inc. Schedule 14A filed on November 30, 2007 File No. 001-15517

Dear Mr. Stickel:

On behalf of our client, Nevada Gold & Casinos, Inc. (the “Company”), we are transmitting for filing a definitive proxy statement on Schedule 14A. Please be advised that the Company intends to mail copies of its definitive proxy statement on Schedule 14A to its stockholders on or about December 26, 2007.

Sincerely,

/s/ Sonia Low
of DORNBUSH SCHAEFFER STRONGIN & VENAGLIA, LLP

Cc: Ernest E. East
General Counsel, Nevada Gold & Casinos, Inc.